MERUS N.V.

Yalelaan 62

3584 CM Utrecht

The Netherlands

January 28, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tim Buchmiller

Re:	Withdrawal of Amendment to Registration Statement on Form S-3 (File No. 333-252282)

Dear Mr. Buchmiller:

Merus N.V. (the “Company”) hereby requests that the amendment (Accession No. 0001193125-21-012980), filed with the Securities and Exchange Commission (the “Commission”) on January 21, 2021 at 8:22 a.m. EST (the “Amendment”) to the Company’s Registration Statement on Form S-3 (File No. 333-252282) (the “Registration Statement”), be withdrawn effective as of the date hereof or at the earliest practicable date hereafter. For the avoidance of doubt, the Company does not request the withdrawal of the initial filing of the Registration Statement (Accession No. 0001193125-21-012859) filed with the Commission on January 21, 2021 at 6:18 a.m. EST. The Company intends to submit immediately following acceptance of this letter an additional S-3 registration statement pursuant to Rule 462(b) that includes a signature page for the Company’s authorized United States representative.

Should you have any questions regarding these matters, please contact the undersigned at (917)-723-4774 or Peter N. Handrinos of Latham & Watkins LLP at (617) 948-6060.

Very truly yours,

MERUS N.V.

By:	/s/ Peter Silverman
Name:	Peter Silverman
Title:	General Counsel